--------------------------------------------------------------------------------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
--------------------------------------------------------------------------------


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                          For the Month of August, 2003

                        Commission File Number 000-30735

                            REDIFF.COM INDIA LIMITED
             (Exact Name of Registrant as Specified in its Charter)

                                 Not Applicable
                 (Translation of Registrant's name into English)

                          Mahalaxmi Engineering Estate,
                        1st Floor, L. J. First Cross Road
                       Mahim (West), Mumbai 400 016, India
                                 +91-22-444-9144
                    (Address of principal executive offices)

--------------------------------------------------------------------------------

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).

                                 Not applicable.

On August 12, 2003, Rediff.com India Limited ("Rediff") issued a press release announcing its financial results for the first fiscal quarter ended June 30, 2003. A copy of the related press release is attached hereto.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Dated: August ___, 2003.                     REDIFF.COM INDIA LIMITED


                                             By:     /s/ Rick Filippelli
                                                --------------------------------
                                                Rick Filippelli
                                                Chief Financial Officer

EXHIBIT NO.                         DESCRIPTION
-----------                         -----------
   99.1                             Press Release issued by the registrant dated
                                    August 12, 2003